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                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           IONIC FUEL TECHNOLOGY, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                           (Title Class of Securities)


                                   4622-11-103
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                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 August 27, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)

                               Page 1 of 5 pages.

CUSIP No. 4622-11-103                 13D/A           Page 2 of 5 Pages
------------------------                              -------------------


1         NAME OF REPORTING PERSON

             Donald M. Kleban
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                   (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

             PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                              7        SOLE VOTING POWER

                                        446,100
         NUMBER OF            -------------------------------------------------
          SHARES              8         SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       -0-
           EACH               -------------------------------------------------
         REPORTING            9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                         446,100
                              ------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                         -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             446,100 shares (See Item 5(a))
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.7 %
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement relates to (i) common stock, $.01 par value ("Common Stock"), (ii) Series A Redeemable Common Stock Purchase Warrants ("A Warrants"),
(iii) Series B Redeemable  Common Stock Purchase  Warrants ("B  Warrants"),  and
(iv) certain other private warrants ("Private Warrants") of Ionic Fuel Technology, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 846 Oenoke Ridge, New Canaan, Connecticut 06840.

         The percentage of beneficial ownership reflected in this Statement is based upon 6,444,955 shares of Common Stock outstanding on September 16, 1998, which number has been provided to the Reporting Person directly by the Issuer.

Item 2.  Identity and Background.

         (a)      Name:  This statement is filed on behalf of Donald M. Kleban
                         ("Kleban").

         (b)      Home: No change.

         (c)      Principal Business:  No change.

         (d)      No change.

         (e)      No change.

         (f)      No change.

Item 3.  Source and Amount of Funds or other Consideration.  No change.

Item 4.  Purpose of Transactions.  No change.

Item 5.  Interest in Securities of the Issuer.

         (a) Kleban owns: 259,100 shares of Common Stock, 45,000 of which are subject to a currently exercisable purchase option issued to Kleban ("Option") exercisable at $8.25 per share until July 28, 1999; 53,000 A Warrants to purchase 26,500 shares of Common Stock (45,000 of which A Warrants are issuable upon exercise of the Option); 271,000 B Warrants to purchase 135,500 shares of Common Stock (45,000 of which B Warrants are issuable upon exercise of the Option); and 25,000 Private Warrants to purchase 25,000 shares of Common Stock. Two A Warrants entitle their holder to purchase one share of Common Stock at a purchase price of $6.50 until July 28, 1998. Two B Warrants entitle their holder to purchase one share of Common Stock at a purchase price of $7.50 until July




                                     3 of 5

28, 1999. Each Private Warrant entitles its holder to purchase one share of Common Stock at a purchase price of $3.50 per share until March 15, 2001.

         Accordingly, Kleban beneficially owns 446,100 shares of the Issuer's Common Stock, or approximately 6.7% of the outstanding shares, based on 6,676,955 shares of Common Stock which would be outstanding if Kleban were to exercise the Option and the A Warrants and B Warrants underlying the Option, the A Warrants, the B Warrants and the Private Warrants which, collectively, would result in a purchase of an aggregate of 232,000 shares of Common Stock.

         (b) Kleban has sole voting and dispositive powers with respect to the 446,100 shares of Common Stock which he is deemed to beneficially own.

         (c) On August 27, 1998, Kleban purchased in the open market 2,000 shares of Common Stock at a purchase price of $1.00 per share. On August 24, 1998, Kleban purchased in the open market 128,000 B Warrants at a purchase price of $.03125 per B Warrant. Such acquisitions amount to approximately 1% of the Issuer's outstanding Common Stock. Kleban filed this schedule to report the increase in his beneficial ownership. As of the date of this schedule, Kleban beneficially owns 446,100 shares of Common Stock, or 6.7% of the Issuer's outstanding Common Stock.

Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

                  Not applicable.

Item 7.  Materials to be Filed as Exhibits.

                  Not applicable.





                                     4 of 5

                                    SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:  September 18, 1998


                               /s/ Donald M. Kleban
                               ----------------------
                                   Donald M. Kleban





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